Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3 No.333- ) and related Prospectus of FTAI Aviation Ltd. for the registration of Ordinary Shares, Preferred Shares, Depositary Shares, Debt Securities, Warrants, Subscription Rights, Purchase Contracts and Purchase Units and to the incorporation by reference therein of our reports dated February 27, 2023, with respect to the consolidated financial statements of FTAI Aviation Ltd. and the effectiveness of internal control over financial reporting of FTAI Aviation Ltd., included in its Annual Report (Form 10-K) for the year ended December 31, 2022,  filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York
February 27, 2023